Via EDGAR and fax Ms. Jessica Barberich
Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
UBS AG
Postfach
CH-8098 Zürich
Tel. +41-44-234 11 11
www.ubs.com

October 23, 2009
UBS AG
Form 20-F for the fiscal year ended December 31, 2008
Filed March 11, 2009
File Number 001-15060
Dear Ms. Barberich:
We are pleased to submit our responses to the comment letter dated September 23, 2009 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the annual report on Form 20-F for the fiscal year ended December 31, 2008 (the “2008 Form 20-F”) of UBS AG (“UBS” or the “Company”). For your convenience, we have set out the text of each comment contained in the Comment Letter, followed by our response. As you requested, we have included supplemental information where applicable.

Comment 1
Off-Balance Sheet, page 47
Support to non-consolidated investment funds, page 50
You disclose that in 2008, as a result of the financial markets crisis which caused declining asset values, market illiquidity and de-leveraging by investors, you supported several non-consolidated investment funds that you manage in your wealth and asset management businesses. Please tell us if you reassessed your treatment of these funds for consolidation as a result of the additional support and provide us with the results of your reassessments, if applicable.
Yes, UBS reassessed the consolidation status of funds to which it provided support. Such reassessments took into account the specific facts and circumstances at the time support was provided, legal considerations, the nature of the support, the risk and reward profile after the support, the ability of UBS to control the fund as well as the probability of recurrence of such support. As a result of those reassessments, one fund was consolidated. As for the other funds, UBS has not absorbed or committed to absorb the majority of the risks and therefore has not consolidated them.

Comment 2
Credit Risk, page 134
Past due but not impaired loans, page 145

UBS AG
Form 20-F for the fiscal year ended
December 31, 2008
Filed March 11, 2009
File Number 001-15060
October 23, 2009

We note that past due but not impaired loans that are 61-90 days old and over 90 days old increased significantly from year to year. Please discuss this trend and tell us in more detail how you determined that these loans were not impaired.
As background information, UBS distinguishes between loans that are “past due” and “impaired.” A loan is considered to be past due when a significant contractual payment has been missed. UBS considers a loan as impaired if it is probable that it will not fully recover all contractual payments due under the loan as a result of the borrower’s inability to meet its obligations.
Past due loans are identified and assessed by credit monitoring teams for impairment. That assessment includes an evaluation of a debtor’s ability to repay the loan, including an evaluation of collateral that can be liquidated by UBS to settle outstanding loan amounts. If based on that assessment, UBS concludes that the loan is impaired, a valuation allowance is recognized. Loans in the 61—90 days and over-90 days categories were assessed for impairment according to that procedure and were not assessed as impaired at 31 December 2008.
The year-over-year increases in the 61—90 days and over-90 days categories were driven by macro-economic factors, namely, the worsening credit environment in 2008 following the prolonged deterioration in global financial markets and recessionary pressures in the international and the Swiss domestic economies. The increase in the 61-90 days category primarily related to the lombard lending portfolio (loans secured by marketable securities). The increase in the over-90 days category largely related to three corporate loans from the Swiss domestic lending portfolio, which accounted for more than 70 percent of the increase.
Approximately 85 percent of the loans in the 61-90 and over-90 days categories were subsequently repaid in full or became performing loans in the first six months of 2009. As of June 30, 2009, approximately 10 percent of the loans were still considered past due and continue to be monitored but have not been assessed as impaired. The remaining 5 percent were reclassified as impaired based on events occurring after December 31, 2008.

Comment 3
Note 23 Derivative instruments and hedge accounting, page 312
We note your disclosure regarding your credit derivatives in Note 23. Concerning your involvement as a seller of credit derivatives, please tell us, and disclose the following information in future filings for your credit default swaps and total rate of return swaps:
•	Discuss the types of credit events or circumstances that would require you to perform under the credit derivatives and the current status of the payment/performance risk of the credit derivatives;
•	Discuss the nature of (1) any recourse provisions that would enable you to recover from third parties any of the amounts paid under the credit derivatives and (2) any assets held either as collateral or by third parties that, upon the occurrence of any specified triggering event or condition under the credit derivative, you can obtain and liquidate to recover all or a portion of the amounts paid under the credit derivative. Please indicate, if estimable, the approximate extent to which the proceeds from liquidation of those assets would be expected to cover the maximum potential amount of future payments under the credit derivative. In your estimate of possible recoveries, please tell us the effect of purchased credit protection with identical underlying(s).
Types of Credit Events
Substantially all of UBS’s credit default swaps (“CDS”) and total rate of return swaps (“TRS”) are traded under an International Swap and Derivatives Association (“ISDA”) master trading agreement (“MTA”) between UBS and its counterparty. UBS’s CDS trades are also documented using industry standard forms of documentation published by ISDA or equivalent terms documented in a bespoke (i.e., tailored) agreement. Those forms and agreements use standardized terms that form the basis for market

UBS AG
Form 20-F for the fiscal year ended
December 31, 2008
Filed March 11, 2009
File Number 001-15060
October 23, 2009

conventions related to the types of credit events that would trigger performance (i.e., payment) under a CDS.
The types of credit events that would require UBS to perform under a CDS contract are subject to agreement between the parties at the time of the transaction, but nearly all transactions are traded using the credit events that are applicable under certain market conventions based on the type of reference entity to which the transaction relates. For North American and European corporate reference entities, the applicable credit events by market convention are “bankruptcy,” “failure to pay” and, in some cases, “restructuring.” For other entities, including most emerging market reference entities, the applicable credit events by market convention also include “obligation acceleration” and “repudiation/moratorium” in addition to “bankruptcy,” “failure to pay” and “restructuring” (although “bankruptcy” is generally not included for sovereign reference entities).
Payment/Performance Risk
UBS is an active dealer in fixed income instruments and CDS and related products with respect to a large number of issuers. As a general matter, risk to the relevant issuers arising from both fixed income instruments and CDS and related products are reviewed and risk-managed on a net exposure basis (i.e. taking into account all exposures to a particular issuer arising from both fixed income instruments and CDS and related products).
The substantial majority of UBS’s derivatives trading (including CDS and TRS) is on a collateralized basis. This means that credit exposures arising from derivatives activities with counterparties are either closed out in full or reduced to nominal levels on a regular basis (typically daily) by the use of collateral. Derivatives trading with counterparties with higher credit ratings (for example, a large bank or broker-dealer) is typically under an ISDA MTA and credit exposures to those counterparties from CDS, together with exposures from other OTC derivatives, are netted and included in the calculation of the collateral required to be posted under the credit support annex of the ISDA MTA. Trading with lower rated counterparties (for example, hedge funds) would also generally require an initial margin to be posted by the counterparty.
UBS therefore receives collateral from or posts collateral to its counterparties based on its open net receivable or net payable from its OTC derivatives activities. Under the terms of the ISDA MTA and like forms used by UBS, that collateral (which generally takes the form of cash or highly liquid fixed income securities, e.g., securities issued by the US Treasury) is available to cover any amounts due under those derivative contracts. Consequently, counterparty credit risk associated with CDS (and other OTC derivatives including TRS) is generally low as the collateral received by UBS (when it has a net receivable) or posted by UBS to a counterparty (when UBS has a net payable) generally would be expected to minimize such risk.
As of June 30, 2009, approximately 98 percent of UBS’s total gross notional CDS (i.e., the aggregate of bought and sold notional) was traded on a collateralized basis. The tables below show a more detailed breakdown of the proportion of UBS’s CDS trading portfolio that is collateralized and uncollateralized by total notional exposure and positive and negative replacement values (i.e., derivative assets and derivative liabilities with positive and negative fair values, respectively). CDS trading with monoline insurers was largely uncollateralized which is reflected in the differences in positive replacement values between the tables. UBS has previously disclosed its exposures and losses related to monoline insurers as a risk concentration. The related quantitative disclosures for those CDS as of December 31, 2008, and June 30, 2009, can be found, respectively, on page 125 of 2008 Form 20-F and page 44 of our 2Q09 quarterly report.
CDS Portfolio Inc. Monolines (Split by Collateralised and Uncollateralised CDS Providers)

		% of Postive	% of Negative
Counteparty Type	% of Total Notional	Replacement Value	Replacement Value
Collateralised	98%	84%	99%
Uncollateralised	2%	16%	1%

UBS AG
Form 20-F for the fiscal year ended
December 31, 2008
Filed March 11, 2009
File Number 001-15060
October 23, 2009

CDS Portfolio Exc. Monolines (Split by Collateralised and Uncollateralised CDS Providers)

		% of Postive	% of Negative
Counteparty Type	% of Total Notional	Replacement Value	Replacement Value
Collateralised	99%	94%	99%
Uncollateralised	1%	6%	1%
Settlement risk (including payment risk) of CDS has been mitigated to some extent by the development of a market wide credit event auction process which has resulted in a widespread shift to the cash settlement of CDS following a credit event on a reference entity. Almost 75 percent of settlements on CDS that UBS had traded in 2008 and first half of 2009 were settled by a credit event auction. UBS has not experienced any significant losses from failed settlements on CDS contracts in 2008 or the first six months of 2009.
Recourse Provisions
As noted previously, UBS uses standardized agreements and forms as the basis for its CDS and TRS contracts. Those agreements and forms do not contain recourse provisions that would enable UBS to recover from third parties any amounts paid out by UBS (i.e., this is the case if a credit event occurs and UBS is required to make payment under a CDS).
Assets Held as Collateral or by Third Parties
See discussion above on collateral in Payment/Performance Risk section.
Disclosures in Future Filings
In Comment Nos. 3, 4 and 5 the Staff has asked UBS to consider disclosing in future filings a variety of information regarding credit derivatives. We note that peer banks subject to US GAAP are providing more information regarding credit derivatives in response to new detailed disclosure requirements becoming effective for their 2009 external financial reports. IFRS 7, Financial Instruments: Disclosures, does not contain similar detailed disclosure requirements for credit derivatives; however, voluntarily providing additional information might be beneficial. We expect to disclose in future filings high-level textual information concerning the points above.

Comment 4
Note 23 Derivative instruments and hedge accounting, page 312
For credit protection sold and credit protection purchased, please tell us and consider disclosing in future filings the extent to which the derivative activity was for the following purposes:
•	Providing default risk protection to offset credit exposure to your holdings of the related reference entity’s debt in your loan portfolio, investment portfolio, or loan commitments outstanding;

•	Creating new credit exposure for your own trading purposes;

•	Reflecting credit exposures taken for the benefit of your clients; and

•	Providing an offset to credit exposure taken for the benefit of clients.
Also, please discuss your overall strategies employed in your credit derivatives portfolio as well as any changes in those strategies during the periods presented.
UBS actively utilizes CDS to economically hedge specific counterparty credit risks in its banking book loan portfolios (including loan commitments) with the aim of reducing concentrations in individual names, sectors or specific portfolios. As of June 30, 2009, UBS had purchased approximately CHF 46.3 billion of CDS hedges against its banking book loan exposures of CHF 93.6 billion. In addition, UBS actively utilizes CDS to economically hedge specific counterparty credit risks in its OTC derivatives portfolios.

UBS AG
Form 20-F for the fiscal year ended
December 31, 2008
Filed March 11, 2009
File Number 001-15060
October 23, 2009

UBS is an active dealer in fixed income instruments and CDS and related products with respect to a large number of securities issuers. The primary purpose of those activities is for the benefit of UBS’s clients (market-making) and to a lesser extent creating new credit exposures taken for UBS’s own trading purposes (proprietary trading).
Market-making activity consists of buying and selling single-name CDS, index CDS, loan CDS and related referenced cash instruments to facilitate client trading activity. Proprietary trading consists of trading in single-name CDS, index CDS and loan CDS to capitalize on pricing discrepancies between various credit instruments (bonds, loans and equities) across investment grade, high-yield and emerging markets.
As a general matter, risk to the relevant issuers arising from both fixed income instruments and CDS and related products are reviewed and risk-managed on a net exposure basis (i.e. taking into account all exposures to a particular issuer arising from both fixed income instruments and CDS and related products) across market-making and proprietary trading activities.
The only significant change in UBS’s strategies with respect to CDS trading is the reduction in scope and scale of the firm’s structured credit, proprietary credit and asset securitization (including synthetic securitization) activities during 2008 and first half of 2009.
Consistent with our response to Comment No. 3 regarding disclosures in future filings, we expect to disclose high-level textual information concerning the points above.

Comment 5
Note 23 Derivative instruments and hedge accounting, page 312
In addition to the above, please tell us and consider disclosing the following information in future filings related to your credit derivatives:
•	Discuss any trends experienced within the portfolio both in terms of positions held and realized gains and losses. Specifically disclose the reasons for the significant changes in the notional amounts as well as the reasons for the changes in the fair values of the credit derivatives. Discuss any expected changes to those trends.

•	Discuss the types of counterparties (e.g. broker-dealers, other financial institutions, non-financial institutions, and insurance and financial guaranty firms) to your credit protection purchased. Consider quantifying the notional amount of credit derivatives by type of counterparty, separated between whether you purchased protection from the counterparty or sold protection to the counterparty.
Trends
Notionals and RVs
The following tables show the development of Group consolidated CDS notional values and replacement values (i.e., RVs are derivatives carried at fair value) from June 2008 to June 2009. The substantial majority of the balances and moves are attributable to UBS Investment Bank’s Fixed Income Currencies and Commodities (FICC) businesses. Positive notionals correspond to the population of CDS with PRVs (i.e. derivative assets) and negative notionals correspond to the population of CDS with NRVs (i.e. derivative liabilities).

Quarter ending	Positive	Negative	Net	Positive	Negative
(CHF bn)	Notional	Notional	Notional	Move	Move
JUN 30, 2008	2,384	-2,158	225
SEP30, 2008	2,342	-2,177	165	-42	-19
DEC 31, 2008	1,856	-1,754	102	-486	423
MAR 31, 2009	1,668	-1,538	130	-188	216
JUN 30, 2009	1,517	-1,382	135	-152	156

UBS AG
Form 20-F for the fiscal year ended
December 31, 2008
Filed March 11, 2009
File Number 001-15060
October 23, 2009

Quarter ending				Positive	Negative
(CHF bn)	Positive RV	Negative RV	Net RV	RV Move	RV Move
JUN 30, 2008	122	-124	-2
SEP 30, 2008	142	-141	1	20	-17
DEC 31, 2008	189	-183	6	47	-42
MAR 31, 2009	182	-173	10	-7	11
JUN 30, 2009	125	-113	13	-57	60
The key trend to be observed in the development of notionals over the period is the significant reduction in both positive and negative notionals. This reduction was largely driven by UBS’s participation in various regulatory and industry CDS compression initiatives (for example, TriOptima, ICE Compression and Trade Clearing Corporation) to reduce the number of open CDS trades by cancelling equal and offsetting contracts among market participants.
The development of RVs over the second half of 2008 and first quarter 2009 was largely attributable to the impact of widening credit spreads and extreme volatility in credit markets following the bankruptcy of Lehman Brothers in September 2008, which caused RV amounts to increase. This was followed by the subsequent contraction of credit spreads as credit markets stabilized, particularly in second quarter 2009, which resulted in a significant decrease in RV amounts.
Realized Gains/Losses
Realized gains and losses related to CDS were impacted by the same factors impacting RV amounts reflected in the preceding table. We would like to highlight to the Staff that one cannot appropriately assess the profitability of CDS activities without considering cash instruments that are used to economically hedge and otherwise realize profits from arbitrage opportunities. UBS has disclosed the material drivers of its results in its quarterly reports and 2008 Form 20-F. In this regard, we would draw your attention to our disclosures in 2008 and the first half of 2009 on exposures and losses arising from CDS purchased from monoline insurers.
Counterparty Types
As shown in the table below and based on exposures as of June 30, 2009, the majority of counterparties to UBS’s CDS were commercial banks in developed markets or broker dealers, investment banks and merchant banks. The substantial majority of counterparties to UBS’s CDS, based on notional exposures, were rated investment grade.
CDS Portfolio (Split By Provider Portfolio Segment)

Portfolio Segment	% of Total Notional	% of Buy Notional	% of Sell Notional
Developed Markets Commercial Banks	63%	62%	65%
Broker Dealers, Investment and Merchant Banks	31%	31%	30%
Hedge Fund	1%	1%	2%
All Other	5%	7%	3%
UBS will consider providing additional analysis of trends going forward if the information is considered relevant and useful.

Comment 6
Note 23 Derivative instruments and hedge accounting, page 312
You disclose on page 323 that you reflect your own credit changes in valuations for those financial liabilities at fair value, including derivative liabilities, where your own credit risk would be considered by market participants and excludes fully collateralized transactions and other instruments for which it is

UBS AG
Form 20-F for the fiscal year ended
December 31, 2008
Filed March 11, 2009
File Number 001-15060
October 23, 2009

established market practice not to include an entity-specific adjustment for own credit. Please specifically tell us if you believe that your own credit risk is considered by market participants as it relates to the valuation of your derivatives and tell us during which periods you made adjustments to your derivative valuations due to your own credit.
UBS applies a credit valuation adjustment (CVA) to adjust for the credit risk associated with the uncollateralized or partially collateralized present value of expected receivables from derivative counterparties. This adjustment has been made by UBS over a period of years and, from discussions with our peers, is consistent with how they view credit risk associated with their own expected receivables from derivative counterparties.
To achieve symmetry of treatment, UBS decided to apply a debit valuation adjustment (DVA) to the uncollateralized or partially collateralized present value of expected payables to derivative counterparties, to appropriately reflect the credit exposures other market participants have to UBS. We believe this achieves consistency between the treatment of uncollateralized and partially collateralized future expected exposures, and also reflects the way market participants would measure their credit risk with UBS.
Both the CVA and the DVA adjustments are consistent with UBS’s interpretation of the fair value principles of IAS 39, AG 69 which states that “fair value reflects the credit quality of the instrument.”
Adjustments to derivative valuations due to UBS’s own credit risk became material in Q4 2007 and have been reflected in the Income Statement since that time.

Comment 7
Note 26 Fair value of financial instruments, page 322
We note your fair value disclosures in Note 26 of your Form 20-F and your disclosures in your Quarterly Report 2Q09 included in your Form 6-K filed August 4, 2009. You discuss and/or present movements in Level 3 instruments based on three categories: trading portfolio assets, derivative instruments, and financial liabilities designated at fair value. Please tell us what consideration you gave to further breaking these categories down into additional classes of financial instruments. Please provide us with your proposed revised disclosure for future filings, if applicable.
Upon implementing the Level 3 movement table in Q1 2009 (as required under IFRS 7), UBS considered whether to further break down those categories into additional classes of financial instruments. Our primary consideration was whether such additional detailed information would significantly improve the quality of our financial reports. In general, we took into account the size of the amounts disclosed and impact that additional break down would have on those amounts. The following category-specific factors also were taken into account in our analysis:
•	Trading portfolio assets (including those pledged as collateral) have not been split into debt and equity instruments as more than 95 percent of the positions classified as Level 3 relate to debt instruments.

•	Positive and negative replacement values were aggregated by analogy to the guidance in US GAAP (FAS 157 paragraph 32(c), footnote 12).

•	Almost all financial liabilities designated at fair value that are classified as Level 3 relate to structured product issuances.
Thus, we concluded that a further break down of those categories into additional classes of financial instruments was not necessary for the interim 2009 financial reports.
For year-end 2009 financial reporting, UBS intends to disclose fair value hierarchy information for its trading portfolio as of December 31, 2009, i.e., Note 11 of the 2008 Form 20-F will be complemented by Level 1-3 information. Such disclosure will provide a breakdown of trading instruments into debt and equity instruments by fair value levels as well as additional information with respect to debt instruments

UBS AG
Form 20-F for the fiscal year ended
December 31, 2008
Filed March 11, 2009
File Number 001-15060
October 23, 2009

held at year-end (e.g., government bonds by country, debt issued by banks, debt issued by corporates and other).

Comment 8
Note 26 Fair value of financial instruments, page 322
We note your discussion on page 325 of material changes in Level 3 instruments for the year. You state that there were transfers into Level 3, because valuation inputs became less observable. Please tell us the significant specific inputs that became unobservable and consider expanding your disclosure to discuss the specific inputs in future filings.
We set out below the significant specific inputs that became unobservable for major groupings of level 3 assets.
      For instruments linked to US real estate markets:
•	scarcer availability of reference asset prices, e.g., 2006 and 2007 residential mortgage vintages

•	loss recovery rates

•	default rates
      For leveraged finance transactions:
•	credit spread information on referenced assets
      For bespoke CDOs:
•	credit correlation assumptions
      For illiquid single-name CDS:
•	credit spread information

•	loss recovery rates
      For structured rates and credit trades:
•	longer dated inputs, e.g., correlations and commodity forward rates
In our 2009 annual report we will include a discussion of the causes of material reclassifications into and out of level 3.

Comment 9
Note 29 Measurement categories of financial assets and financial liabilities, page 331
b) Reclassification of financial assets, page 332
You disclose that the reclassification of these financial assets reflects your change in intent and ability to hold these financial assets for the foreseeable future rather than for trading in the near term. Please tell us in detail and discuss in future filings how you defined foreseeable future on the date of reclassification. Additionally, please quantify the numeric time period used for evaluating the foreseeable future and discuss if it varied by asset type.
We have defined the term foreseeable future as a one year period from the reclassification date, for which the bank does not have the intent to sell the asset. An assertion is made on the reclassification date that there is no intention to sell the asset in response to changes in:
•	interest rates;

•	liquidity needs;

•	the availability of and yield on alternative investments; or

•	financing sources and terms.
Our definition of foreseeable future is the same for all asset types that were reclassified.

Comment 10

UBS AG
Form 20-F for the fiscal year ended
December 31, 2008
Filed March 11, 2009
File Number 001-15060
October 23, 2009

Note 38 Reorganizations and disposals, page 358
Sale of US residential mortgage-backed securities to BlackRock fund, page 358
Please tell us how you accounted for the sale of RMBS to the RMBS Opportunities Master Fund, LP. Please tell us how you determined it was appropriate to derecognize the financial assets transferred, and provide us with any analysis you performed. Additionally, tell us, and disclose in future filings, the fair value of the collateral securing the loan, and the payment terms of the loan. Furthermore, your disclosure on page 39 of your Form 6-K filed on August 4, 2009, indicates that the payment streams to the SPE have slowed due to declines in floating interest rate payments and increasing mortgage defaults. Please discuss the impact that this slowing of payments to the SPE has had on the payments being received on the loan from the SPE and the impact it has had on your analysis regarding the consolidation status of the fund.
Transaction Accounting and Derecognition
UBS accounted for the transfer of the RMBS to the third-party RMBS Opportunities Master Fund LP (the “ROM Fund”) as a sale. UBS derecognized the assets transferred, and in their place, recorded a loan to the fund of USD 11.25 billion, accounted for at amortized cost. The difference between the loan value and that of the portfolio, estimated at USD 15 billion, was received by UBS in the form of USD 3.75 billion in cash.
IAS 39, Financial Instruments: Recognition and Measurement, provides the relevant guidance on determining whether financial assets should be derecognized. The key elements of that guidance on which we relied upon in making our determination are found in paragraphs 15–23 and paragraphs AG36–AG44 of IAS 39. Paragraph AG36 includes a flow chart that illustrates the evaluation that an entity must perform in determining whether and to what extent a financial asset should be derecognized as the result of a transfer. We find the flow chart useful in performing the derecognition evaluation of the BlackRock transaction and structured our analysis according to the steps outlined in it. Thus, our response to the Staff’s comment follows that same structure.
Step 1: Consolidate all subsidiaries. The ROM Fund is not controlled by UBS and therefore is not consolidated. Thus, the transfer of the assets took place with a non-consolidated entity and was evaluated as such.
Step 2: Determine whether the derecognition principles below are applied to a part or all of an asset (or group of similar assets). Financial instruments in their entirety were sold to the ROM Fund rather than portions of financial instruments; therefore, the derecognition principles were applied to whole financial instruments.
Step 3: Have the rights to the cash flows from the asset expired? No, assets with rights to future cash flows were sold to the ROM Fund. (This step refers to whether the financial assets continue to exist post-transfer; that is, whether the cash flows inherent in the financial assets continue after the transfer. This step does not refer to whether such rights have been transferred to a counterparty – refer to Step 4.)
Step 4: Has the entity transferred its rights to receive the cash flows from the asset? Yes, the ROM Fund has the sole legal ownership of the financial instruments.
Step 5: Has the entity assumed an obligation to pay the cash flows from the asset that meets the conditions in paragraph 19? This step was not applicable and therefore the analysis moved to the following step.
Step 6: Has the entity transferred substantially all risks and rewards? Yes, substantially all have been interpreted by UBS to mean 90 percent or more of the risks and rewards of the assets (that threshold is consistent with industry practice on the interpretation of paragraph 20 of IAS 39).Paragraph 22 of IAS 39 suggests that whilst it is obvious in some cases that risks and rewards have been transferred (i.e. it can be determined through a qualitative analysis, for example, see our

UBS AG
Form 20-F for the fiscal year ended
December 31, 2008
Filed March 11, 2009
File Number 001-15060
October 23, 2009

response to Comment No. 12), in other cases, it is necessary to compute this. It goes on to say that this could be achieved through measuring the entity’s exposures to the variability in the present value of the future net cash flows before and after the transfer. A modeled scenario analysis was developed by UBS to support its accounting conclusion.
The modeled scenario analysis was based on an estimate of cash flows resulting from the RMBS securities subject to the transfer, specifically, default and loss projections were estimated for each of the underlying mortgage pools backing the individual RMBS securities.1 Default rates, loss severity rates, prepayment rates and projected LIBOR rates were used as inputs to a third-party cash flow modeling program (designed by INTEX), which results in projected monthly principal and interest payment amounts for each of the individual RMBS securities. To calculate variability, UBS used multiple cases of prepayment, default and loss severity rates to represent likely real-world outcomes. Each of those cases created a unique set of inputs that were used in the INTEX program to create different cash flow scenarios that were then probability weighted using a normal probability distribution. That process resulted in a set of probability weighted expected losses and expected residual returns that were applied to the manager, equity holders and debt holders of the ROM Fund. Based on that analysis, UBS was exposed to approximately 8.4 percent of the expected total variability of the assets. Consequently, UBS concluded that substantially all of the risks and rewards of the assets had been transferred to the ROM Fund and therefore those assets were required to be derecognized. Accordingly, UBS derecognized the RMBS assets and the difference between the consideration received and the carrying amount of the assets was recognized in the income statement.2
Fair Value of the Loan Collateral & Payment Terms of the Loan
Details pertaining to the underlying market values of the assets do not drive the loan waterfall payment conditions (as described below), are not intended for disclosure by UBS and are not relevant for disclosure. The market value of the underlying RMBS assets is relevant to the individual equity investors of the ROM Fund. Its determination and presentation to those equity investors is more appropriately made by BlackRock (and not by UBS). For UBS, the key performance indicator for the ROM Fund is the ratio of the notional value of the underlying assets to the loan. That indicator drives the repayment terms of the loan, and in extreme conditions, will also determine whether the fund is collapsed and the assets returned to UBS. UBS will disclose the notionals and the high-level portfolio composition by asset type from Q3 2009 onwards.
Loan repayments are the subject of a contractual waterfall. Surplus cash receipts are applied to principal reduction on a loan-to-equity ratio of 87.5 percent : 12.5 percent. Once the ratio of debt-to-equity is reduced from 75 percent : 25 percent (i.e., corresponding to the original principal amounts of USD 11.25 billion and 3.75 billion, respectively) to 60 percent : 40 percent, the distribution will change to a pro rata basis between debt and equity. In the event that the notional value of the RMBS assets falls below 150 percent of the outstanding loan, all principal and interest amounts due to the equity holders are instead payable to the UBS debt until such time as the loan is repaid in full.
Upon default by the borrower, UBS is entitled to take control of the RMBS assets and the equity holders’ rights are surrendered. There are several potential default events that could occur; the primary events being that the notional value of the RMBS assets falls below 110 percent of the outstanding loan, or interest payments fall behind.

[1]	This approach is referred to as a static roll rate model, which utilizes the current performance of the mortgage pool (including delinquencies, foreclosure rates, real estate owned projections and losses to date, among other factors) to project future mortgage defaults.

[2]	The flow chart in paragraph AG36 of IAS 39 includes two more steps; however, those steps are not applicable in this case as the assets qualify for derecognition based on the conclusion to Step 6.

UBS AG
Form 20-F for the fiscal year ended
December 31, 2008
Filed March 11, 2009
File Number 001-15060
October 23, 2009

The cash flows described above are the principal flows affecting the accounting status of the ROM Fund.
Information on Payment Streams
As of September 30, 2009, the loan had a balance outstanding of USD 7.5 billion, allowing for amounts held in escrow. Collections have been slower in 2009 than in 2008, primarily due to lower levels of voluntary prepayments and reductions in floating rate interest payments, in addition to the fact that the portfolio has amortized over time. The lower levels of collections are modelled by UBS, to predict when the loan is expected to be repaid. Although the model has pushed the repayment date out into the future, the model continues to indicate full loan repayment under both base and stressed assumptions. Those estimates and the strong notional value of the remaining portfolio provide substantive support as regards to the collectability of the loan.
The consolidation status of the fund was determined at the inception of the transaction and will be reassessed in the event that the ratio of the notional value of assets in the fund falls below 150 percent of the outstanding loan (at which point all principal and interest amounts due to equity holders are instead payable to UBS until the loan is repaid) or any other event that would indicate that UBS has gained control over the ROM Fund. Developments through Q3 2009 have not altered UBS’s conclusion that consolidation is not required and that the loan is not impaired.
Disclosures in Future Filings
We plan on providing additional information regarding our loan to the BlackRock fund in our Q3 2009 quarterly report. That information addresses several points raised by the Staff. The draft text of that disclosure is as follows (but the final text used in the quarterly report may differ):
As reported in second quarter 2008, UBS sold a portfolio of US residential mortgage backed securities (RMBSs) for proceeds of USD 15 billion to the RMBS Opportunities Master Fund, LP (the “RMBS fund”), a special purpose entity managed by BlackRock, Inc. The RMBS fund was capitalized with approximately USD 3.75 billion in equity raised by BlackRock from third party investors and an eight-year amortizing USD 11.25 billion senior secured loan provided by UBS. Refer to the “Sale of US real estate-related assets to BlackRock fund” sidebar in UBS’s financial report for second quarter 2008 for more information on this transaction.
The RMBS fund amortizes the loan through monthly payments based upon amounts collected in respect of the underlying assets. These collections are allocated to the payment of interest on and principal of the loan and to the holders of equity interests in the RMBS fund in accordance with the terms of the loan agreement. Allocations to equity holders may be reduced or suspended in the event of specified declines in the aggregate notional balance of the portfolio, and UBS may assume control of the underlying assets in the event of a specified further decline in the notional balance.
As at 30 September 2009, the loan had a balance outstanding of USD 7.5 billion, allowing for amounts held in escrow. Collections have been slower in 2009 than in 2008, primarily due to lower levels of voluntary prepayments and reductions in floating rate interest payments, in addition to the fact that the portfolio has amortized over time. The aggregate notional balance of the RMBS fund’s assets collateralizing the loan on 30 September 2009 was USD 16.9 billion. By notional balance, this portfolio was comprised primarily of Alt-A (52%), and sub-prime (32%) credit grades. In terms of priority, the portfolio was dominated by senior positions (95%).
The RMBS fund is not consolidated in UBS’s financial statements. UBS continues to monitor the RMBS fund and its performance and will reassess the consolidation status if events warrant and deterioration of the underlying RMBS mortgage pools indicates that the equity investors in the fund no longer receive the majority of the risks and rewards.

UBS AG
Form 20-F for the fiscal year ended
December 31, 2008
Filed March 11, 2009
File Number 001-15060
October 23, 2009

UBS also continues to assess the loan to the RMBS fund to determine whether it has been impaired. Developments through third quarter 2009 have not altered UBS’s conclusion that consolidation is not required, and the loan is not impaired.

Comment 11
Note 38 Reorganizations and disposals, page 358
Sale of US residential mortgage-backed securities to BlackRock fund, page 358
You disclose that the USD 15 billion proceeds were approximately in line with the fair value of the assets recorded by UBS at 31 March 2008. Please specifically tell us how you determined the fair value of the assets transferred; discuss how you incorporated any insurance from monolines, etc.
The RMBS assets transferred were marked to market. Market values were provided by UBS’s internal asset work out group (AWOG). At the time of the transaction, the group was executing block trades and Cusip- level trades and had market information on a wide array of cash bonds (all of the assets sold to BlackRock were cash bonds). The concentration of effort through the specialized AWOG function allowed for some of the best market information available. The assets sold to BlackRock were priced based on that available evidence.
The only monoline-related positions in the portfolio were a small amount of wrapped bonds. As was typical at that time, little or no value was attributed to such wraps when valuing the wrapped assets.

Comment 12
Sale of assets to a third-party fund controlled by the Swiss National Bank (SNB), page 358
Please tell us how you accounted for the sale of securities and other positions to a fund owned and controlled by the Swiss National Bank. Please tell us how you determined it was appropriate to derecognize the financial assets transferred, and provide us with any analysis you performed. In particular, tell us how you considered the guarantee made to the SNB, entitling the SNB to receive 100 million UBS ordinary shares if the SNB incurs a loss on the loan it has made to the fund. Please cite the specific guidance that you relied upon to determine the appropriate accounting for this transaction.
As described in pages 358 and 359 of the annual report 2008, the transfer of assets to the SNB-controlled fund (the Fund) was accounted for as a sale of assets to a third party resulting in the derecognition of those assets from our statement of financial position. The transfer of risk positions also included derivative instruments with negative replacement values, for which we entered into offsetting transactions with the Fund. Accordingly, these derivative positions remain on our balance sheet and our response applies to the non-derivative financial assets sold to the Fund.
We have referenced the relevant IFRS guidance on derecognition in our response to Comment No. 10, and we have repeated that generalized language in this response to facilitate the Staff’s review. IAS 39, Financial Instruments: Recognition and Measurement, provides the relevant guidance on determining whether financial assets should be derecognized. The key elements of that guidance on which we relied upon in making our determination are found in paragraphs 15–23 and paragraphs AG36–AG44 of IAS 39. Paragraph AG36 includes a flow chart that illustrates the evaluation that an entity must perform in determining whether and to what extent a financial asset should be derecognized as the result of a transfer. We find the flow chart useful in performing the derecognition evaluation of the SNB transaction and structured our analysis according to the steps outlined in it. Thus, our response to the Staff’s comment follows that same structure.
Step 1: Consolidate all subsidiaries. The Fund is not controlled by UBS and therefore is not consolidated. Control over the Fund is with the Swiss National Bank, which consolidates the Fund inits

UBS AG
Form 20-F for the fiscal year ended
December 31, 2008
Filed March 11, 2009
File Number 001-15060
October 23, 2009

financial statements. Thus, the transfer of the assets took place with a non-consolidated entity and was evaluated as such.
Step 2: Determine whether the derecognition principles below are applied to a part or all of an asset (or group of similar assets). Financial instruments in their entirety were sold to the Fund rather than portions of financial instruments; therefore, the derecognition principles were applied to whole financial instruments.
Step 3: Have the rights to the cash flows from the asset expired? No, assets with rights to future cash flows were sold to the Fund. (This step refers to whether the financial assets continue to exist post-transfer; that is, whether the cash flows inherent in the financial assets continue after the transfer. This step does not refer to whether such rights have been transferred to a counterparty – refer to Step 4.)
Step 4: Has the entity transferred its rights to receive the cash flows from the asset? Yes, the Fund has the unencumbered and sole legal ownership of the financial instruments. (The financial instruments were transferred to a custodial account at a third party bank over which the Fund has legal authority and control. All cash flows generated from those instruments flow to the custodial account for the benefit of the Fund.)
Step 5: Has the entity assumed an obligation to pay the cash flows from the asset that meets the conditions in paragraph 19? This step was not applicable and therefore the analysis moved to the following step.
Step 6: Has the entity transferred substantially all risks and rewards? No, substantially all have been interpreted by UBS to mean 90 percent or more of the risks and rewards of the assets (that threshold is consistent with industry practice on the interpretation of paragraph 20 of IAS 39). UBS has upside exposure to the assets through its call option (as described on page 358 of the annual report 2008); however, the call option is structured such that UBS cannot receive a majority of the upside residual returns at the time it exercises the option. UBS is also exposed to upside residual returns due to the put option (as described on page 358 of the annual report 2008) in the event of a change in control; however, the probability of that occurrence was (and is) deemed remote.
UBS retains downside exposure to the assets through its contingent share issue (as described on page 358 of the annual report 2008) and the put option as well. No further quantitative analysis was performed as UBS has clearly not transferred substantially all of the risks and rewards.
The Staff requested that we explain how we considered the contingent share issue in our derecognition analysis. The contingent share issue indirectly exposes UBS to the risk and rewards of the assets and thus its impact on the derecognition analysis is considered here in step 6 and in the following step.
Step 7, Has the entity retained substantially all risk and rewards? No, as previously noted, substantially all has been interpreted by UBS to mean 90 percent or more of the risk and rewards of the assets. As noted in Step 6, UBS has upside and downside exposure to the assets that is substantially less than 90 percent. The SNB is exposed to a majority of the Fund’s upside and downside through its interests in the Fund. No further quantitative analysis for this step was performed given the sufficiency of the qualitative analysis.
Step 8, Has the entity retained control of the asset? 3 No, UBS has not retained control of the asset. Control as per paragraph 23 of IAS 39 is defined as follows:
If the transferee has the practical ability to sell the asset in its entirety to an unrelated third party and is able to exercise that ability unilaterally and without needing to impose additional restrictions on the transfer, the entity has not retained control.

[3]	This is the final question in the flow chart included in paragraph AG36 of IAS 39.

UBS AG
Form 20-F for the fiscal year ended
December 31, 2008
Filed March 11, 2009
File Number 001-15060
October 23, 2009

As the legal owner of the assets, the Fund has the legal right and unilateral ability to sell the assets. The key issues are whether the Fund has the practical ability to sell the financial assets to an unrelated third party and whether additional transfer restrictions would be imposed on such sales.
Practical ability to sell. UBS sold various types of financial assets to the Fund. Many of those asset classes were not actively traded at the time of the transaction; however, they could be sold, for example, UBS’s sale of similar assets to Blackrock in May 2008 (as described on page 358 of the annual report 2008) and PIMCO in the third quarter of 2008. Other peers of UBS also had sold similar assets to specialized investment funds during 2008. In principle, those sales have occurred because those specialized investment funds believe that the market had discounted too heavily the expected cash flows inherent in such instruments. Consequently, we concluded that the Fund also has the practical ability to sell the assets that were transferred to it.
Additional transfer restrictions. The second issue regarding control is whether additional transfer restrictions would be imposed on any sales to third parties. Paragraphs AG42–AG44 of IAS 39 discuss that notion in detail and provide two examples: a purchased call option retained by the transferor and a purchased put option or guarantee held by the transferee. UBS holds a call option on the Fund’s equity interests and not in the underlying assets. (That is, the Fund’s objective is to profit from the assets transferred to it while providing UBS with a mechanism to partially benefit in the upside returns realized from the Fund’s activities.) Consequently, the call option neither provides a basis to impose constraints on the Fund’s sales of assets to unrelated third parties nor necessitates that the Fund impose similar call options on such sales.
Additionally, UBS has written a put option to the SNB related to the SNB’s loan to the Fund. The purpose of the put option is to ensure that the SNB has the ability to disengage itself from the Fund in the event that UBS is acquired by another entity. The put option is not linked to the assets of the Fund. Consequently, the put option neither provides a basis to impose constraints on the Fund’s sales of assets to unrelated third parties nor necessitates that the Fund write similar put options in connection with such sales. The contingent share issue also is similar in that it has no link to the assets and thus provides no basis to impose constraints on the Fund’s sales of assets to unrelated third parties.
As the call option, put option and contingent share issue are not directly linked to the underlying assets, all assets held by the Fund can be freely sold to a third party without the need to impose such constraints on those subsequent sales.
Accounting Conclusion
Based on the above analysis we concluded that the transferred assets should be derecognized.

Comment 13
Sale of assets to a third-party fund controlled by the Swiss National Bank (SNB), page 358
You disclose on page 16 of your Annual Report 2008 that the value of the securities as of 30 September 2008 was determined by the SNB based on a valuation conducted by third-party valuation experts, and that you recorded a loss equal to the difference between the value that you had previously assigned to these securities and the value assigned by the third-party experts. Please tell us how you considered Securities Act Rule 436 when determining whether you were required to name the experts and obtain their consents for inclusion in your filing which is incorporated by reference into several registration statements.
The role of the valuation agents and use of opinions provided by them in the context of the transaction with the SNB was not that of an “expert” whose consent would be required to be filed pursuant to Securities Act Rule 436.
The purchase price for the assets acquired from UBS by the SNB on December 16, 2008, was determined by the SNB, not by UBS or any third party. In order to inform its decisions, the SNB utilized

UBS AG
Form 20-F for the fiscal year ended
December 31, 2008
Filed March 11, 2009
File Number 001-15060
October 23, 2009

a number of valuation agents to estimate asset valuations independent of UBS’s own determinations as reflected in its books and records. This reflected the fact that many of the assets were difficult to value in view of the absence of liquid markets for those assets on the relevant determination date. The SNB, and not the valuation agents, determined the value it was willing to pay to acquire the portfolio on December 16, 2008, and in fact the pricing decisions made by the SNB did not correspond fully to valuation estimates provided by any one or all of those valuation agents. For that reason, we indicated that the price was “as determined by the SNB based on” the third-party data.
Rule 436(a) requires the filing of a consent of an expert if a report or opinion of that expert “is quoted or summarized as such” in a registration statement or prospectus. UBS’s 2008 Form 20-F does not quote or summarize the opinions of the third-party valuation agents whose data was considered by the SNB. The purchase price for the assets acquired by the SNB on December 16, 2008, was stated in the annual report only because it was the value received by UBS and therefore was relevant to UBS’s financial results (but not as an expert third-party valuation). Further, the purchase price was, as noted above, not established by the third-party valuation agents but by the SNB itself. Accordingly, we concluded that it would not be accurate to say that the identification of the purchase price in the report was “quoted or summarized as such” within the meaning of Rule 436(a).
Under Rule 436(b), consents of experts are required to be filed if it is stated in the registration statement or prospectus that disclosed information has been reviewed or passed upon by any persons and that such information is set forth “upon the authority of or in reliance upon such persons as experts.” In this case, the disclosed information— the ultimate purchase price—was neither “reviewed” nor “passed upon” by the third-party valuation agents. Rather, they provided data to the SNB on a position-by-position basis which the SNB considered in making its own decision as to the purchase price for the portfolio. Hence, the price itself was not set forth upon their authority as experts or in reliance upon them as experts.

Comment 14
Form 6-K filed August 4, 2009
Please tell us the extent to which your results for the six months ended June 30, 2009 were impacted by the early settlement of derivative contracts where the counterparty was AIG. If your results were impacted by such activities, please tell us and revise your future filings to discuss the circumstances surrounding the settlements, quantify the notional amount of the contracts involved, the amount of the gain or loss upon early settlement, and identify the line item in which such amounts are presented.
During the six months ended June 30, 2009, UBS and AIG agreed by mutual consent to terminate certain derivative contracts at fair market value. The impact of those trade terminations on UBS’s results for the six months ended June 30, 2009, was insignificant.

Comment 15
Risk Management and control, page 36
Credit risk, page 36
You disclose that effective 1 April 2009, you implemented a new policy for designating a reclassified security as an “impaired loan” and that you restated your Investment Bank impaired lending portfolio to reflect the new policy. Please explain to us the reason for the new policy and how you determined that this new policy is the most appropriate. Also tell us what your policy was prior to the change related to these instruments.
     As required under IAS 39, if a financial asset is reclassified, any subsequent increase in estimates of future cash receipts as a result of increased recoverability are recognized as an adjustment to the

UBS AG
Form 20-F for the fiscal year ended
December 31, 2008
Filed March 11, 2009
File Number 001-15060
October 23, 2009

effective interest rate, while any decreases in future cash receipts due to recoverability are recorded as an expense in profit or loss. Prior to April 1, 2009, any reclassified security that had a decrease in estimated future cash receipts was designated as an “impaired loan.” As a result of that policy, certain reclassified assets were designated as impaired even though the decrease in estimated future cash receipts was immaterial. As a result, we decided to change our policy effective April 1, 2009. Under our new policy, a reclassified security is considered impaired if the carrying value at the balance sheet date is on a cumulative basis 5 percent or more below the carrying value at the reclassification date adjusted for redemptions.
We adopted this new policy as we believe that classifying assets which had a nominal reduction in estimated future cash flows as impaired was inappropriate. The revisions to estimated cash receipts are required in order to properly record interest and to identify possible impairments within the reclassified securities. We do not believe that nominal reductions in estimated future cash receipts are in and of themselves sufficient indicators to classify a loan as impaired. This policy improves financial reporting as loans no longer move into and out of the impaired loan portfolio as a result of insignificant revisions to estimated cash receipts.

Comment 16
Note 9 Income Taxes, page 69
You disclose that you recognized a deferred tax benefit of CHF 371 million, which mainly relates to a release of valuation allowances against deferred tax assets in respect of tax losses and temporary differences, taking into account the latest forecasts of taxable profits. Please provide us with more detail regarding how you determined that it was appropriate to release this portion of your valuation allowance. Tell us the positive criteria that you considered and tell us any significant assumptions that you relied upon.
IFRS provides that when an entity has a history of recent losses, the entity recognizes a deferred tax asset (DTA) only to the extent that there is convincing evidence that sufficient taxable profit will be available against which the unused tax losses can be utilized by the entity. In UBS’s case, such evidence is provided by the 5-year business plan profit projections that form the basis for management’s judgments regarding the prospect of future taxable profits. In Q2 2009, a revised 5-year business plan was prepared after a change in management occurred earlier in the year. That revision was based on a comprehensive strategic review of UBS’s business lines, which included the disposal of UBS Pactual, strict cost saving measures that were implemented and further reductions in the number of employees, which together formed the basis for reduced operating expense projections and corresponding increased profit projections. The result of that revision and an analysis of its impact on UBS’s income tax positions for Q2 2009 was the recognition of a deferred tax benefit of CHF 371 million, which left UBS’s DTA balance for tax losses at a level that management believed was reasonable in respect of the increased profit projections, the statutory tax loss carryforward periods in the jurisdictions in which the losses principally arose and the probability of utilizing those losses against future taxable profits. More specifically, the deferred tax benefit of CHF 371 million recognized in Q2 2009 relates to increases in UBS’s DTAs of (i) CHF 312 million for Swiss and US tax losses and (ii) CHF 66 million for tax losses and temporary differences in Japan, partially offset by other deferred tax expenses of CHF 7 million.

Comment 17
Note 11 Fair value of financial instruments, page 70
You disclose on page 61 that you have included the relevant fair value requirements from IFRS 7 Amendment “Improving Disclosures about Financial Instruments” in Note 11. In future filings please also disclose the following: the location of gains/losses in the statement of comprehensive income or the separate income statement, significant transfers between Level 1 and Level 2, and the amount of gains/losses attributable to assets and liabilities held at the end of the reporting period. Please provide us with your proposed revised disclosure for future filings.

UBS AG
Form 20-F for the fiscal year ended
December 31, 2008
Filed March 11, 2009
File Number 001-15060
October 23, 2009

UBS has implemented the requirements of IFRS 7, amended March 2009, as of January 1, 2009. On the basis of relevance and materiality, certain disclosures were included in our quarterly reports for the periods ended March 31, 2009 and June 30, 2009. Movements between Level 1 and Level 2 have been insignificant in the first 6 months of 2009. We are monitoring the movements between Level 1 and Level 2 closely. Information will be disclosed if those movements become material. We will disclose the location of gains/losses in the statement of comprehensive income or separate income statement, and the amount of gains/losses attributable to assets and liabilities held at the end of the reporting period in our 2009 annual report.

In connection with this response to your comments, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe that our responses above appropriately address your comments. Should you have further comments or wish to discuss these matters in greater detail, please contact William Widdowson, Head Group Controlling and Accounting, at 011-41-1-234-5565, or Dieter Meyer, Head of Group Accounting Policy & Valuation, at 011-41-1-236-8257.

UBS AG

John Cryan	William Widdowson
Group CFO	Member of the Group Managing Board,
Head Group Controlling and Accounting